EXHIBIT 21.0
CRAFTMADE INTERNATIONAL, INC. AND ITS SUBSIDIARIES
SUBSIDIARIES OF CRAFTMADE INTERNATIONAL, INC.
AS OF JUNE 30, 2006
The following schedule lists the subsidiaries of Craftmade International, Inc., a Delaware corporation, as of June 30, 2006:

State of
Corporate Name	Organization
Durocraft International, Inc.	Texas
C/D/R Incorporated	Delaware
Teiber Lighting Products, Inc.	Texas
Trade Source International, Inc. (“TSI”)	Delaware
TSI Prime Asia Limited	Hong Kong
Elitex Development Limited	Hong Kong
Prime/Home Impressions, LLC (in which TSI owns a 50% interest)	North Carolina
Design Trends, LLC (in which Craftmade owns a 50% interest)	Delaware